UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                             Genesee & Wyoming, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   37-1559105
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                                 (CUSIP Number)

                               Michael L. Zuppone
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 15, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box./ /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


618476.1

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CUSIP No. 37-1559105              SCHEDULE 13D
          ----------



1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Suzanne M. Fuller

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /  /
                                                                    (b) /  /
3                 SECTION USE ONLY

4  SOURCE OF FUNDS*

   OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                     /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   State of New York
                7        SOLE VOTING POWER
                           221,441
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                8         SHARED VOTING POWER
                            0
                9         SOLE DISPOSITIVE POWER
                            221,441
                10        SHARED DISPOSITIVE POWER
                            0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     221,441
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.03%
14 TYPE OF REPORTING PERSON*
   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


618476.1

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CUSIP No. 37-1559105              SCHEDULE 13D
          ----------


               This Amendment No.2 to Schedule 13D, which is filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Amendment No. 2"), amends and supplements the original
Schedule 13D, dated June 2, 1997 (the "Original Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "SEC") on June 12, 1997 on behalf of Suzanne M. Fuller and subsequently amended by Amendment No.1, dated July 23, 1997, as filed with the SEC on July 29, 1997, with respect to the ownership of Class A Common Stock, $0.01 par value, of Genesee & Wyoming, Inc. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

                   (a) and (b) As reported in the Issuers's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, there were 4,401,184 Shares outstanding as of June 30, 1997. As of the date hereof, the Reporting Person held an aggregate of 221,441 Shares, constituting approximately 5.03% of the Shares outstanding. The Reporting Person is the sole beneficial owner of the foregoing 221,441 Shares and accordingly possesses the sole power to vote or dispose of the Shares.

                   (c) The Reporting Person engaged in the following the following sales of Shares which were executed in ordinary brokerage transactions in the over-the-counter market:


                                       Number of              Per Share
                    Date               Shares                 Price
                   ------              ---------              -----
                   8/1/97              20,000                 $25.92
                   8/6/97              20,000                 $26.67
                   9/12/97             2,500                  $33.88
                   9/15/97             10,000                 $33.54

                  (d) Not Applicable.

                  (e) Not Applicable.

618476.1

                                    SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.






Dated:       September 22, 1997



                              /s/ Suzanne M. Fuller
                              ------------------------------------
                              Suzanne M. Fuller

618476.1